FORM 4


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL
OMB Number: 3235-0287


1.  Name and Address of Reporting Person
HOSTETLER, ROBERT D.
17215 COLONIAL PARK DRIVE
MONUMENT, CO   80132

2.  Issuer Name and Ticker or Trading Symbol
EMCEE Broadcast Products, Inc.   "ECIN"

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.  Statement for Month/Year
August, 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
  X  Director

7.  Individual or Joint/Group Filing (Check Applicable Line)
  X  Form filed by One Reporting Person
___  Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.  Title of Security
Common Stock

2.  Transaction Date (Month/Day/Year)
08/14/2002

3.  Transaction Code
J (See below)

4.  Securities Acquired (A) or Disposed of (D)
Amount:  		  833
(A) or (D):  	(A)
Price:  		$0.30

5.  Amount of Securities Beneficially Owned at End of Month
17,993

6.  Ownership Form: Direct (D) or Indirect (I)
D

7.  Nature of Indirect Beneficial Ownership


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
2.  Conversion or Exercise Price of Derivative Security
3.  Transaction Date (Month/Day/Year)
4.  Transaction Code
5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
6.  Date Exerciseable and Expiration Date (Month/Day/Year)
7.  Title and Amount of Underlying Securities
8.  Price of Derivative Security
9.  Number of Derivative Securities Beneficially Owned at End of Month
10. Ownership Form of Derivative Securities Beneficially Owned at End of Month
11. Nature of Indirect Beneficial Ownership

Explanation of Responses: Shares acquired during the month represents stock issued in lieu of cash compensation for Director's fees for attendance @ a special Board of Directors meeting held during the month. Price-per-share calculation based on the NASDAQ Market's close price for the company stock on the meeting date.





/s/ Robert D. Hostetler
ROBERT D. HOSTETLER
Signature of Reporting Person

Date  August 28, 2002